Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report of SPDR® Long Dollar Gold Trust (the “Fund”), a series of World Currency Gold Trust, and World Currency Gold Trust, dated November 29, 2017, with respect to the statements of financial condition and schedules of investments of World Currency Gold Trust, combined in total and for the Fund, as of September 30, 2017 and the related statements of operations, cash flows and changes in net assets, combined in total and for the Fund, for the period January 27, 2017 (commencement of operations) to September 30, 2017, included in the Registration Statement on Form S-1 of The Gold Trust, a series of World Currency Gold Trust, and to the reference to our firm under the heading “Experts” in the above noted Registration Statement.

/s/ KPMG LLP

New York, New York

November 30, 2017